Western Refining Logistics, LP

123 W. Mills Avenue, Suite 200

El Paso, Texas 79901

June 4, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Attention: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-204437) of Western Refining Logistics, LP, WNRL Finance Corp. and the additional registrant guarantors listed therein (collectively, the “Registrants”).

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, and on behalf of the Registrants, we hereby request that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 3:00 p.m., Eastern Time, on June 8, 2015, or as soon thereafter as is practicable.

The Registrants hereby acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrants. The Registrants hereby further acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

Western Refining Logistics, LP

By:	Western Refining Logistics GP, LLC,
its general partner

	By:	/s/ Lowry Barfield
	Name:	Lowry Barfield
	Title:	Senior Vice President, Legal - General Counsel and Secretary

WNRL Finance Corp.

By:	/s/ Lowry Barfield
Name:	Lowry Barfield
Title:	Senior Vice President, Legal - General Counsel and Secretary